Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

		Legacy The Bank of New York Only
	Quarter ended			Nine months ended (a)
(dollar amounts in millions)	Sept. 30, 2007	June 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006

Earnings
Income from continuing operations before income taxes	$894	$658	$422	$2,197	$1,548
Fixed charges, excluding interest on deposits	367	240	228	818	643

Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	1,261	898	650	3,015	2,191
Interest on deposits	772	487	391	1,659	1,037

Income from continuing operations before income taxes and fixed charges, including interest on deposits	$2,033	$1,385	$1,041	$4,674	$3,228

Fixed charges
Interest expense, excluding interest on deposits	$336	$223	$218	$753	$598
One-third net rental expense (b)	30	17	10	64	45

Total fixed charges, excluding interest on deposits	366	240	228	817	643
Interest on deposits	772	487	391	1,659	1,037

Total fixed charges, including interests on deposits	$1,138	$727	$619	$2,476	$1,680

Earnings to fixed charges ratios
Excluding interest on deposits	3.45	3.74	2.85	3.69	3.41
Including interest on deposits	1.79	1.91	1.68	1.89	1.92
(a)	Third quarter 2007 and year-to-date 2007 include three months of the combined company’s results, while results prior to July 1, 2007, include legacy The Bank of New York only.
(b)	The proportion deemed representative of the interest factor.